FORM 4

 (   )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940
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1.  Name and Address of Reporting Person

    Cendant Corporation
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       (Last)                      (First)                    (Middle)

    9 West 57th Street, 37th Floor
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                                  (Street)

    New York,                        NY                         10019
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       (City)                      (State)                      (Zip)
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2.  Issuer Name and Ticker or Trading Symbol
    Homestore.com, Inc. (HOMS)
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year
    April/2001
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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (  ) Director
    (X) 10% Owner
    (  ) Officer (give title below)
    (  ) Other (specify title below)
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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    (X) Form filed by One Reporting Person
    (  ) Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED

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1.  Title of Security (Instr. 3)
    Common Stock
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2.  Transaction Date (Month/Day/Year)
    (i)   3/28/01
    (ii)  3/28/01
    (iii) 3/28/01
    (iv)  3/30/01
    (v)   3/30/01
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3.  Transaction Code (Instr. 8)
    (i)   J (n1)
    (ii)  J (n2)
    (iii) J (n3)
    (iv)  J (n4)
    (v)   G/V
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (i)     4,631; (D); (n1)
    (ii)   59,555; (D); (n2)
    (iii)   11,473; (D); (n3)
    (iv) 1,500,000; (D); (n4)
    (v)   250,000; (D); (n5)
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5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)
    19,758,446
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
    (i)   (I)
    (ii)  (I)
    (iii) (I)
    (iv)  (I)
    (v)   (I)
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)
    By Cendant Membership Services Holdings, Inc., a wholly owned subsidiary of the Reporting Person.
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3)

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2.  Conversion or Exercise Price of Derivative Security

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3.  Transaction Date (Month/Day/Year)

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4.  Transaction Code (Instr. 8)

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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

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6.  Date Exercisable and Expiration Date (Month/Day/Year)

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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

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8.  Price of Derivative Securities (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

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10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)

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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:

n1 - Homestore.com, Inc. Common Stock transferred in exchange for 6,358 shares of Cendant Corporation common stock designated as Move.com Tracking Stock, par value $0.01 per share ("Move.com Stock"). The closing price of Homestore.com, Inc. Common Stock on 3/28/01 was $23 13/16.

n2 - Homestore.com, Inc. Common Stock transferred in exchange for 81,761 shares of Move.com Stock. The closing price of Homestore.com, Inc. Common Stock on 3/28/01 was $23 13/16.

n3 - Homestore.com, Inc. Common Stock transferred in exchange for 15,751 shares of Move.com Stock. The closing price of Homestore.com, Inc. Common Stock on 3/28/01 was $23 13/16.

n4 - Transferred to Travel Portal, Inc. as a part of a development advance. The closing price of Homestore.com, Inc. Common Stock on 3/30/01 was $23 3/4.

n5 - Contribution to The Cendant Charitable Foundation. The closing price of Homestore.com, Inc. Common Stock on 3/30/01 was $23 3/4.



        /s/ Eric J. Bock                                  5/10/01
   -------------------------------------            ---------------
   **  SIGNATURE OF REPORTING PERSON                     DATE
       Name:  Eric J. Bock
       Title: Senior Vice President & Secretary

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   **  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
       CRIMINAL VIOLATIONS.  SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

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